SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The information contained in this report on Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purpose of being and hereby are incorporated by reference into and as part of the Registration Statement on Form F-10 (File No. 333-170416) filed by the registrant under the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: June 28, 2013	By:	/s/ Steve Wilson
Name: Steve Wilson
Title: Sr. V.P., Chief Financial Officer

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

MAY 31, 2013

June 27, 2013

Certain statements in this report may constitute forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The following Management’s Discussion and Analysis (“MD&A”) should also be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto of the current quarter and the 2012 Annual MD&A included in the Company’s August 31, 2012 Annual Report including the Consolidated Financial Statements and the Notes thereto.

The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars.

CONSOLIDATED RESULTS OF OPERATIONS

THIRD QUARTER ENDING MAY 31, 2013

Selected Financial Highlights

	Three months ended May 31,			Nine months ended May 31,
($ millions Cdn except per share amounts)	2013	2012	Change %	2013	2012	Change %
Operations:
Revenue	1,326	1,278	3.8	3,896	3,788	2.9
Operating income before amortization (1)	585	567	3.2	1,724	1,626	6.0
Operating margin (1) (2)	44.1%	44.4%	(0.3)	44.3%	42.9%	1.4
Funds flow from operations (3)	438	424	3.3	951	944	0.7
Net income	250	248	0.8	667	628	6.2
Per share data:
Earnings per share
Basic	0.52	0.53		1.40	1.34
Diluted	0.52	0.53		1.39	1.33
Weighted average participating shares outstanding during period (millions)	449	441		447	440

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)

Operating margin for the nine months ended May 31, 2013 includes the impact of an adjustment to align certain broadcast license fees with the CRTC billing period of approximately $14 million. Excluding the adjustment, operating margin would be 43.9%.

(3)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Shaw Communications Inc.

Subscriber Highlights1, 2

		Growth
	Total	Three months ended May 31,		Nine months ended May 31,
	May 31, 2013	2013	2012	2013	2012
Subscriber statistics:
Video customers	2,069,769	(26,578)	(21,277)	(79,980)	(53,819)
Internet customers	1,879,942	4,157	2,230	17,469	31,790
Digital phone lines	1,355,238	17,719	38,597	47,694	106,211
DTH customers	904,400	(2,930)	(1,820)	(5,623)	(15)

[1]

Subscriber numbers for the comparative period have been restated to remove pending installs and have also been adjusted to reflect the results of a pre-migration subscriber audit recently undertaken prior to the planned migration of customers to Shaw’s new billing system. The audit adjustments relate primarily to periods prior to 2009 and reflect a reduction of approximately 28,600 and 1,800 Video and Internet customers, respectively, and an increase of 900 Digital phone lines. Also, given the growth in Digital cable penetration, the Company has now combined the reporting of Basic cable and Digital cable as a Video customer.

[2]

Subscriber numbers have been restated for comparative purposes to remove approximately 41,000 Video customers, 34,000 Internet customers and 38,000 Digital phone lines as a result of the sale of Mountain Cablevision Limited.

Consolidated Overview

Consolidated revenue of $1.33 billion and $3.90 billion for the three and nine month periods, respectively, improved 3.8% and 2.9% over the same periods last year. Consolidated operating income before amortization for the three month period of $585 million was up 3.2% and on a year-to-date basis increased 6.0% to $1.72 billion. The revenue growth in the Cable and Satellite divisions, primarily driven by rate increases, was partially reduced by various expense increases including employee related amounts and higher programming. Media was up due to improved advertising and subscriber revenues partially reduced by increased employee related amounts and higher programming costs. Within all segments, the current year-to-date amount also benefited from a one-time adjustment to align certain broadcast license fees with the CRTC billing period totaling approximately $14 million.

The Company’s strategy is to balance financial results with maintenance of overall revenue generating units (“RGUs”). The Cable and Satellite divisions have over 6.2 million RGUs – which represents the number of products sold to customers. During the quarter, overall RGUs declined by 7,600. The Company continues to focus on refraining from overly promotional pricing and instead on providing equipment to customers. In the fourth quarter the Company plans to offer contracts, with equipment offers, as an alternative for customers.

Net income was $250 million and $667 million for the three and nine months ended May 31, 2013, respectively, compared to $248 million and $628 million for the same periods last year. Non-operating items affected net income in both periods. Outlined on the following page are further details on these and other operating and non-operating components of net income for each period.

Shaw Communications Inc.

($millions Cdn)	Nine months ended		Non-	Nine months ended		Non-
	May 31, 2013	Operating	operating	May 31, 2012	Operating	operating
Operating income	1,093	1,093	—	1,027	1,027	—
Amortization of financing costs – long-term debt	(3)	(3)	—	(3)	(3)	—
Interest expense	(234)	(234)	—	(247)	(247)	—
Gain on sale of cablesystem	50	—	50	—	—	—
Acquisition and divestment costs	(8)	—	(8)	—	—	—
Gain on sale of associate	9	—	9	—	—	—
Gain on remeasurement of interests in equity investments	—	—	—	6	—	6
CRTC benefit obligation	—	—	—	(2)	—	(2)
Gain on derivative instruments	—	—	—	1	—	1
Accretion of long-term liabilities and provisions	(7)	—	(7)	(11)	—	(11)
Equity income from associates	—	—	—	1	—	1
Other losses	(9)	—	(9)	(2)	—	(2)

Income (loss) before income taxes	891	856	35	770	777	(7)
Current income tax expense (recovery)	147	240	(93)	197	218	(21)
Deferred income tax expense (recovery)	77	(17)	94	(55)	(48)	(7)

Net income	667	633	34	628	607	21

($millions Cdn)	Three months ended		Non-	Three months ended		Non-
	May 31, 2013	Operating	operating	May 31, 2012	Operating	operating
Operating income	373	373	—	369	369	—
Amortization of financing costs – long-term debt	(1)	(1)	—	(1)	(1)	—
Interest expense	(75)	(75)	—	(82)	(82)	—
Gain on sale of cablesystem	50	—	50	—	—	—
Acquisition and divestment costs	(8)	—	(8)	—	—	—
Gain on sale of associate	9	—	9	—	—	—
Gain on remeasurement of interests in equity investments	—	—	—	6	—	6
CRTC benefit obligation	—	—	—	(2)	—	(2)
Accretion of long-term liabilities and provisions	(2)	—	(2)	(4)	—	(4)
Other gains (losses)	(3)	—	(3)	3	—	3

Income before income taxes	343	297	46	289	286	3
Current income tax expense (recovery)	62	85	(23)	51	70	(19)
Deferred income tax expense (recovery)	31	(8)	39	(10)	(3)	(7)

Net income	250	220	30	248	219	29

The changes in net income are outlined in the table below.

	May 31, 2013 net income compared to:
	Three months ended		Nine months ended
($millions Cdn)	February 28, 2013	May 31, 2012	May 31, 2012
Increased operating income before amortization (1)	47	18	98
Increased amortization	(1)	(14)	(32)
Decreased interest expense	2	7	13
Change in net other costs and revenue (2)	50	43	42
Increased income taxes	(30)	(52)	(82)

	68	2	39

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)

Net other costs and revenue includes gain on sale of cablesystem, acquisition and divestment costs, gain on sale of associate, gain on remeasurement on interests in equity investments, CRTC benefit obligation, gain on derivative instruments, accretion of long-term liabilities and provisions, equity income from associates and other gains (losses) as detailed in the unaudited interim Consolidated Statements of Income.

Shaw Communications Inc.

Basic earnings per share were $0.52 and $1.40 for the current quarter and year-to-date period, respectively, compared to $0.53 and $1.34 in the same periods last year. In the current quarter, increased operating income before amortization of $18 million, lower interest expense of $7 million, and improved net other costs and revenue of $43 million were partially offset by higher amortization of $14 million and income taxes of $52 million as the prior period benefited from a tax recovery related to the resolution of certain tax matters. The improved net other costs and revenue included the gain on the sale of Mountain Cablevision Limited (“Mountain Cable”). The year-to-date increase was primarily due to higher operating income before amortization of $98 million and improved net other costs and revenue of $42 million, partially reduced by increased amortization of $32 million and higher income taxes of $82 million.

Net income in the current quarter was up $68 million compared to the second quarter of fiscal 2013 driven by increased operating income before amortization of $47 million, primarily due to seasonality in the Media business, along with improved net other costs and revenue of $50 million the total of which was partially reduced by higher income taxes of $30 million.

Free cash flow for the quarter and year-to-date periods of $138 million and $543 million, respectively, compared to $203 million and $379 million in the same periods last year. The current quarter decline was primarily due to increased capital investment. The year-to-date improvement was primarily due to improved operating income before amortization and lower capital investment partially reduced by higher cash taxes.

During the second quarter, the Company entered into agreements with Rogers Communications Inc. (“Rogers”) to sell to Rogers its shares in Mountain Cable; and grant to Rogers an option to acquire its wireless spectrum licenses; and, to purchase from Rogers its 33.3% interest in TVtropolis General Partnership (“TVtropolis”). Regulatory approval was received for Mountain Cable and it closed at the end of April, and regulatory approval was recently received for the TVtropolis transaction and it is expected to close at the end of June. The potential option exercise for the sale of the wireless spectrum licenses is expected to occur in fiscal 2015. Overall, Shaw expects to receive net proceeds of approximately $700 million from these transactions.

Shaw also announced it had entered into a number of transactions with Corus Entertainment Inc. (“Corus”), a related party subject to common voting control. In a series of agreements to optimize its portfolio of specialty channels, Shaw agreed to sell to Corus its 49% interest in ABC Spark and 50% interest in its two French-language channels, Historia and Series+. In addition, Corus agreed to sell to Shaw its 20% interest in Food Network Canada. Shaw expects to receive net proceeds of approximately $95 million from these transactions. The ABC Spark and Food Network Canada transactions closed at the end of April while Historia and Series+ are expected to close in the fall of 2013.

These transactions with Rogers and Corus are strategic in nature allowing the Company to use up to $500 million of the total expected net proceeds of approximately $800 million to accelerate certain capital investments to improve and strengthen its network advantage. Key investments include the completion of the Calgary data centre, further digitization of the network and additional bandwidth upgrades, development of IP delivery of video, expansion of the WiFi network, and additional innovative product offerings related to Shaw Go and other applications to provide an enhanced customer experience.

Shaw Communications Inc.

The Company established an accelerated capital fund of up to $500 million and is tracking the accelerated spending against this as the investments are made. Shaw plans to invest up to $500 million in fiscal 2013, 2014 and 2015 spending approximately $100 million, $250 million and $150 million in each of the respective years. After this period of accelerated spending the Company expects that the baseline capital intensity for the Cable business will decline.

On April 8, 2013 Shaw announced it had entered into a transaction to acquire ENMAX Envision Inc. (“Envision”), a company providing leading telecommunication services to Calgary and surrounding area business customers, for approximately $225 million. The acquisition closed at the end of April.

Key Performance Drivers

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance required by IFRS.

The following contains a listing of non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Operating income before amortization and operating margin

Operating income before amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing operating income before amortization by revenue.

	Three months ended May 31,		Nine months ended May 31,
($ millions Cdn)	2013	2012	2013	2012
Operating income	373	369	1,093	1,027
Add back amortization:
Deferred equipment revenue	(31)	(29)	(91)	(85)
Deferred equipment costs	65	59	192	169
Property, plant and equipment, intangibles and other	178	168	530	515

Operating income before amortization	585	567	1,724	1,626

Shaw Communications Inc.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and return cash to shareholders.

Free cash flow is calculated as operating income before amortization, less interest, cash taxes paid or payable, capital expenditures (on an accrual basis and net of proceeds on capital dispositions and adjusted to exclude amounts funded through the accelerated capital fund) and equipment costs (net), adjusted to exclude share-based compensation expense, less cash amounts associated with funding the new and assumed CRTC benefit obligations related to the acquisition of Shaw Media as well as excluding non-controlling interest amounts that are consolidated in the operating income before amortization, capital expenditure and cash tax amounts. Free cash flow also includes changes in receivable related balances with respect to customer equipment financing transactions as a cash item, and is adjusted for recurring cash funding of pension amounts net of pension expense. Dividends paid on the Company’s Cumulative Redeemable Rate Reset Preferred Shares are also deducted.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow including operating income before amortization, capital expenditures (on an accrual basis net of proceeds on capital dispositions) and equipment costs (net), CRTC benefit obligation funding, and non-controlling interest amounts continue to be reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

For free cash flow purposes the Company considers the discretionary pension funding to be a financing transaction and has not included the amount funded or the related cash tax recovery in the free cash flow calculation.

Accelerated capital fund

The Company established a notional fund, the accelerated capital fund, of up to $500 million with proceeds received, and to be received, from several strategic transactions with each of Rogers and Corus. The accelerated capital initiatives will be funded through this fund and not cash generated from operations. Key investments include the completion of the Calgary data centre, further digitization of the network and additional bandwidth upgrades, development of IP delivery of video, expansion of the WiFi network, and additional innovative product offerings related to Shaw Go and other applications to provide an enhanced customer experience. It is expected up to $500 million will be used in fiscal 2013, 2014 and 2015 spending approximately $100 million, $250 million and $150 million in each of the respective years.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended May 31,			Nine months ended May 31,
($millions Cdn)	2013	2012	Change %	2013	2012	Change %
Revenue
Cable	825	794	3.9	2,448	2,390	2.4
Satellite	218	211	3.3	641	631	1.6
Media	307	295	4.1	875	836	4.7

	1,350	1,300	3.8	3,964	3,857	2.8
Intersegment eliminations	(24)	(22)	9.1	(68)	(69)	(1.4)

	1,326	1,278	3.8	3,896	3,788	2.9

Operating income before amortization (1)
Cable	397	377	5.3	1,186	1,106	7.2
Satellite	72	76	(5.3)	219	216	1.4
Media	116	114	1.8	319	304	4.9

	585	567	3.2	1,724	1,626	6.0

Capital expenditures and equipment costs (net): (2)
Cable	255	169	50.9	571	626	(8.8)
Accelerated capital fund investment (1)	(40)	—	>100.0	(50)	—	>100.0

Adjusted Cable	215	169	27.2	521	626	(16.8)

Satellite	46	17	>100.0	92	67	37.3
Media	6	5	20.0	16	18	(11.1)

	267	191	39.8	629	711	(11.5)

Free cash flow before the following	318	376	(15.4)	1,095	915	19.7
Less:
Interest	(75)	(82)	(8.5)	(233)	(246)	(5.3)
Cash taxes	(85)	(70)	21.4	(240)	(218)	10.1
Other adjustments:
Non-cash share-based compensation	1	2	(50.0)	4	5	(20.0)
CRTC benefit obligation funding	(13)	(10)	30.0	(37)	(31)	19.4
Non-controlling interests	(11)	(10)	10.0	(33)	(30)	10.0
Pension adjustment	3	3	—	8	11	(27.3)
Customer equipment financing	3	(3)	>100.0	(11)	(16)	(31.2)
Preferred share dividends	(3)	(3)	—	(10)	(11)	(9.1)

Free cash flow (1)	138	203	(32.0)	543	379	43.3

Operating margin (1)
Cable	48.1%	47.5%	0.6	48.4%	46.3%	2.1
Satellite	33.0%	36.0%	(3.0)	34.2%	34.2%	—
Media	37.8%	38.6%	(0.8)	36.5%	36.4%	0.1

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Per Note 3 to the unaudited interim Consolidated Financial Statements.

Details on the accelerated capital fund and investment to date are as follows:

Estimated year of spend	2013	2014	2015	Total
($millions Cdn)
Fund Opening Balance	100	250	150	500
Accelerated capital investment	(50)	—	—	(50)

Fund Closing Balance, May 31, 2013	50	250	150	450

Shaw Communications Inc.

CABLE

Financial Highlights

	Three months ended May 31,			Nine months ended May 31,
($millions Cdn)	2013	2012	Change %	2013	2012	Change %
Revenue	825	794	3.9	2,448	2,390	2.4

Operating income before amortization (1)	397	377	5.3	1,186	1,106	7.2
Capital expenditures and equipment costs (net):
New housing development	26	26	—	71	75	(5.3)
Success based	60	43	39.5	139	208	(33.2)
Upgrades and enhancement	110	65	69.2	247	243	1.6
Replacement	13	11	18.2	33	32	3.1
Buildings and other	46	24	91.7	81	68	19.1

Total as per Note 3 to the unaudited interim Consolidated Financial Statements(2)	255	169	50.9	571	626	(8.8)

Operating margin (1)	48.1%	47.5%	0.6	48.4%	46.3%	2.1

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	The three and nine months ended May 31, 2013 include $40 million and $50 million respectively, related to certain capital investments that are being funded from the accelerated capital fund.

Operating Highlights

•

Digital Phone lines increased 17,719 during the three month period to 1,355,238 and Internet customers were up 4,157 totaling 1,879,942 as at May 31, 2013. During the quarter Video subscribers decreased 26,578.

•	During the quarter the Company closed the acquisition of Envision and the disposition of Mountain Cable.

Cable revenue for the three and nine month periods of $825 million and $2.45 billion improved 3.9% and 2.4%, respectively, over the comparable periods last year. Rate increases, lower promotions and customer growth in Internet and Digital Phone, including Business growth and the recent Envision acquisition that closed at the end of April, were partially offset by lower Video subscribers and the divestiture of Mountain Cable, also closing at the end of April. On Demand improved in the current quarter compared to the same period last year due to more PPV events, but was lower on a year-to-date basis compared to the prior year mainly due to the shortened NHL hockey schedule.

Operating income before amortization of $397 million for the quarter was up 5.3% over the same period last year. Revenue related improvements and reduced regulatory costs resulting from the CRTC mandated reduction in the Local Programming Improvement Fund (“LPIF”) contribution from 1.5% to 1% were partially offset by increased programming amounts related to new services and increased rates as contracts were renewed, higher marketing and various other costs, and the net impact of divestment and acquisition activity.

Operating income before amortization for the year-to-date period improved 7.2% over last year to $1.19 billion. Revenue related growth, reduced marketing and sales expenses, lower LPIF, and the second quarter broadcast license fee adjustment, were partially offset by higher employee related amounts due to employee growth and annual merit increases, and higher programming costs due to new services and annual rate increases.

Shaw Communications Inc.

Revenue was up $11 million or 1.4% compared to the second quarter of fiscal 2013. Operating income before amortization improved 1%. Revenue related growth and lower marketing and employee related costs, were partially offset by the prior quarter benefit related to the broadcast license fee adjustment and higher various other expenses.

Total capital investment of $255 million in the current quarter increased $86 million over the same period last year. Capital investment for the nine month period of $571 million decreased from $626 million last year. Capital investment in the current three and nine month periods included $40 million and $50 million, respectively, funded through the accelerated capital fund established with net proceeds from the strategic transactions with each of Rogers and Corus. The accelerated capital fund initiatives included next generation video delivery systems, expediting WiFi infrastructure build, continued investment in the new data centre, and increasing network capacity.

Success-based capital was up $17 million over the comparable three month period due to higher HD/HDPVR equipment rentals. For the comparable nine month period Success based spend was $69 million lower due to reduced video equipment rentals, lower subsidies from higher pricing for video equipment sales, decreased internet modem purchases, and lower installation activity.

Investment in Upgrades and enhancement and Replacement categories combined increased $47 million in the current quarter compared to the same period last year. The higher spend was due to core network equipment and softswitch upgrades, and increased deployment of business customer electronics. The year-to-date period investment was comparable to last year.

Investment in Buildings and other was up $22 million and $13 million, respectively, over the comparable three and nine month periods last year. The increase was primarily due to higher spend on other corporate assets, back office infrastructure replacement projects, and continued investment in the new data centre.

Spending in New housing development was comparable to the three and nine month periods last year.

Total capital investment of $255 million in the current quarter increased $79 million over the second quarter and included $40 million of spend on various accelerated capital fund initiatives. In addition to the various accelerated capital invested, Success-based spend was up due to higher HD/HDPVR rental activity and Buildings and other increased due to spend on other corporate assets. Upgrades and enhancements was higher due to current quarter digital network upgrade (“DNU”) activity and engineering lab replacement. The prior quarter also benefitted from a SR&ED tax credit. New housing development was also up due to higher seasonal construction activity.

During the quarter Shaw continued with its WiFi build out. Most recently the Company and the City of Edmonton announced that Edmonton City Council has approved a proposed agreement that will see the Shaw Go WiFi network expand to public areas across the city. The planned WiFi network will grant wireless Internet access to Shaw customers, Edmontonians and visitors throughout Edmonton areas popular for foot traffic and gathering, as well as LRT stations, facilities and libraries. The build will take place over the next two years.

Shaw Communications Inc.

The Company also continued with its focus on expanding its reach into the business market with the completion at the end of April of the acquisition of Envision from ENMAX Corporation. This transaction expands Shaw’s Business initiatives in Calgary and significantly enhances the profile of Shaw Business in the competitive Calgary marketplace.

Subscriber Statistics

			May 31, 2013
			Three months ended		Nine months ended
	May 31, 2013	August 31, 2012(1) (2)	Growth	Change %	Growth	Change %
VIDEO:
Connected	2,069,769	2,149,749	(26,578)	(1.3)	(79,980)	(3.7)
Penetration as % of homes passed	51.9%	55.0%

INTERNET:
Connected and scheduled	1,879,942	1,862,473	4,157	0.2	17,469	0.9
Penetration as % of basic	90.8%	86.6%
Standalone Internet not included in basic cable	299,972	252,437	16,690	5.9	47,535	18.8
DIGITAL PHONE:
Number of lines (3)	1,355,238	1,307,544	17,719	1.3	47,694	3.6

(1)

Internet and Digital Phone subscriber statistics have been restated to exclude scheduled and pending installations at August 31, 2012 and all categories have been adjusted to reflect the results of a pre-migration subscriber audit undertaken prior to the migration of customers to Shaw’s new billing system.

(2)

Subscriber numbers have been restated for comparative purposes to remove approximately 41,000 Video customers, 34,000 Internet customers and 38,000 Digital phone lines as a result of the sale of Mountain Cable.

(3)	Represents primary and secondary lines on billing.

SATELLITE

Financial Highlights(1)

	Three months ended May 31,			Nine months ended May 31,
($millions Cdn)	2013	2012	Change %	2013	2012	Change %
Revenue	218	211	3.3	641	631	1.6

Operating income before amortization (2)	72	76	(5.3)	219	216	1.4
Capital expenditures and equipment costs (net):
Success based (3)	21	16	31.2	61	61	—
Transponders	23	—	>100.0	23	—	>100.0
Buildings and other	2	1	100.0	8	6	33.3

Total as per Note 3 to the unaudited interim Consolidated Financial Statements	46	17	>100.0	92	67	37.3

Operating margin (2)	33.0%	36.0%	(3.0)	34.2%	34.2%	—

(1)	The Satellite segment was previously reported as DTH and Satellite Services. These segments have been combined into a single operating segment.
(2)	See definitions and discussion under Key Performance Drivers in MD&A.
(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.

Operating Highlights

•	During the quarter Shaw Direct subscribers decreased 2,930 and as at May 31, 2013 DTH customers totaled 904,400.

•	With the successful launch of Anik G1, Shaw Direct recently added over 140 channels to its offerings, primarily in HD, and now delivers over 210 HD signals to customers.

Revenue of $218 million and $641 million for the three and nine month periods, respectively, was up 3.3% and 1.6% over the same periods last year primarily due to rate increases partially offset by increased promotional activity and lower subscribers.

Operating income before amortization of $72 million for the three month period decreased 5.3% over the same period last year as the revenue related growth was reduced by higher employee related amounts, programming fees, as well as increased marketing expenses and operating costs related to the new Anik G1 transponders. Operating income before amortization for the nine month period of $219 million increased modestly by 1.4% over the same period last year.

Revenue increased over the second quarter primarily due to a rate increase effective April 1, 2013. Operating income before amortization declined modestly as the impact of customer rate increases was more than offset by increased employee related costs, Anik G1 related expenses and the one-time broadcast license fee adjustment recorded in the prior quarter.

Total capital investment of $46 million and $92 million for the three and nine month periods compared to $17 million and $67 million, respectively, in the same periods last year. The increase in the current quarter was mainly due to the final payment to purchase the Anik G1 transponders.

The Anik G1 satellite launched successfully in mid April with 16 extended Ku transponders leased to Shaw Direct. The satellite has power levels above initial expectations resulting in an effective capacity increase of up to 30%. In late May, Shaw Direct lit up the satellite for its customers with the single largest launch of HD channels in Canadian history adding over 120 new HD channels. In total Shaw Direct now offers over 650 channels including more than 210 HD channels.

Subscriber Statistics

			May 31, 2013
			Three months ended		Nine months ended
	May 31, 2013	August 31, 2012	Growth	Change %	Growth	Change %
DTH customers (1)	904,400	910,023	(2,930)	(0.3)	(5,623)	(0.6)

(1)	Including seasonal customers who temporarily suspend their service.

Shaw Communications Inc.

MEDIA

Financial Highlights

	Three months ended May 31,			Nine months ended May 31,
($millions Cdn)	2013	2012	Change %	2013	2012	Change %
Revenue	307	295	4.1	875	836	4.7

Operating income before amortization (1)	116	114	1.8	319	304	4.9
Capital expenditures:
Broadcast and transmission	2	1	100.0	5	7	(28.6)
Buildings and other	4	4	—	11	11	—

Total as per Note 3 to the unaudited interim Consolidated Financial Statements	6	5	20.0	16	18	(11.1)

Other adjustments:
CRTC benefit obligation funding	(13)	(10)	30.0	(37)	(31)	19.4
Non-controlling interests	(11)	(10)	10.0	(33)	(30)	10.0
Operating margin (1)	37.8%	38.6%	(0.8)	36.5%	36.4%	0.1

(1)	See definitions and discussion under Key Performance Drivers in MD&A.

Operating Highlights

Revenue and operating income before amortization for the quarter was $307 million and $116 million, respectively, compared to $295 million and $114 million last year. Revenue for the quarter was up 4.1% due to higher advertising and subscriber revenues. Operating income before amortization improved 1.8% over the comparable period due to revenue growth partially reduced by higher programming costs and increased expenses including employee related and various other.

For the nine months ending May 31, 2013 revenue of $875 million and operating income before amortization of $319 million compared to $836 million and $304 million, respectively, for the same period last year. Improved advertising and subscriber revenues were partially reduced by higher programming costs, and increased expenses including employee related amounts due to growth and merit increases, and various other. The current period also benefited from an expense adjustment of $3 million to align certain broadcast license fees with the CRTC billing period.

Compared to the second quarter of fiscal 2013, revenue and operating income before amortization increased $58 million and $44 million, respectively. The increases were primarily due to the seasonality of the Media business, with higher advertising revenues in the first and third quarters driven by the launches of season premieres in the first quarter and mid season launches along with season finales in the third quarter resulting in higher advertiser demand.

During the quarter, Global continued to deliver solid programming results, increasing the number of Top 20 positions nationally with key shows such as Survivor, NCIS, Bones and Hawaii 5-0. These shows also delivered strong audiences on their season finales. In the upcoming summer schedule, Global will see the return of Big Brother US and Rookie Blue combined with new programs such as Stephen King’s Under the Dome.

Shaw Communications Inc.

Media’s specialty portfolio continues to lead in the channel rankings in the Adult 25-54 category with 4 of the Top 10 analog channels, including History as the top entertainment channel in Canada, and 5 of the Top 10 digital channels. National Geographic, Action and MovieTime hold the top 3 positions and also rank in the Top 20 analog channels. We recently announced the launch of a new lifestyle channel DTOUR, which will add to an already strong portfolio of specialty channels.

Global News continues to maintain the number one position in the Vancouver, Calgary and Edmonton markets and launched a BC All News Channel, Global News:BC1 in March. Further, Global News was announced as the 2013 winner of the prestigious Edward R Murrow Award for overall News excellence in network television, the first Canadian network to earn that recognition in the award’s 42 year history.

The Company leveraged its relationships with the US Studios at the recent LA screenings to acquire additional programming that will deliver a strong Fall Schedule. A total of 18 new programs have been secured, including 11 dramas, 6 comedies and 1 unscripted series resulting in 15.5 simulcast hours, up 1.5 from last year.

Capital investment continued on various projects in the quarter and included upgrading production equipment, infrastructure and facility investments.

OTHER INCOME AND EXPENSE ITEMS

Amortization

	Three months ended May 31,			Nine months ended May 31,
($millions Cdn)	2013	2012	Change %	2013	2012	Change %
Amortization revenue (expense) -
Deferred equipment revenue	31	29	6.9	91	85	7.1
Deferred equipment costs	(65)	(59)	10.2	(192)	(169)	13.6
Property, plant and equipment, intangibles and other	(178)	(168)	6.0	(530)	(515)	2.9

Amortization of deferred equipment revenue and deferred equipment costs increased over the comparable periods due to the sales mix of equipment and changes in customer pricing on certain equipment.

Amortization of property, plant and equipment, intangibles and other increased over the comparative periods as the amortization of new expenditures exceeded the impact of assets that became fully depreciated.

Shaw Communications Inc.

Amortization of financing costs and Interest expense

	Three months ended May 31,			Nine months ended May 31,
($millions Cdn)	2013	2012	Change %	2013	2012	Change %
Amortization of financing costs – long-term debt	1	1	—	3	3	—
Interest expense	75	82	(8.5)	234	247	(5.3)

Interest expense decreased over the comparable periods due to lower average debt levels.

Gain on sale of cablesystem

During the current quarter, the Company closed the sale of Mountain Cable in Hamilton, Ontario to Rogers. The Company received proceeds, after working capital adjustments, of $398 million and recorded a gain of $50 million.

Acquisition and divestment costs

The Company incurred $8 million of costs in respect of the acquisition of Envision and the transactions with Rogers related to the sale of Mountain Cable, grant of an option to acquire the wireless spectrum licenses and purchase from Rogers of its interest in TVtropolis.

Gain on sale of associate

During the current quarter, the Company recorded a gain of $9 million on the sale of its interest in ABC Spark to Corus.

Gain on remeasurement of interests in equity investments and CRTC benefit obligation

During the comparative quarter, the company acquired the remaining interests in two specialty channels. In connection with the acquisition the Company recorded a gain of $6 million in respect of remeasurement to fair value of the Company’s interests which were held prior to the acquisition. As part of the CRTC decision approving the acquisition, the Company is required to contribute approximately $2 million in new benefits to the Canadian broadcasting system over the following seven years.

Accretion of long-term liabilities and provisions

The Company records accretion expense in respect of the discounting of certain long-term liabilities and provisions which are accreted to their estimated value over their respective terms. The expense is primarily in respect of CRTC benefit obligations.

Other gains (losses)

This category generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. The category also includes amounts in respect of the electrical fire and resulting water damage to Shaw Court that occurred during the fourth quarter of fiscal 2012. During the first quarter, the Company received insurance advances of $5 million related to its claim for costs that were incurred in the fourth quarter of fiscal 2012 and incurred additional costs of $12 million in respect of ongoing recovery activities during the current year.

Shaw Communications Inc.

Income taxes

Income taxes were higher in each of the current periods mainly due to a recovery in the prior periods related to the resolution of certain tax matters.

RISKS AND UNCERTAINTIES

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2012 Annual Report under the Introduction to the Business – Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis.

FINANCIAL POSITION

Total assets were $12.7 billion at both May 31, 2013 and August 31, 2012. Following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2012.

Current assets increased $61 million primarily due to the reclassification of the assets of Historia and Series+ as held for sale of $107 million, increases in accounts receivable of $90 million and inventories of $8 million partially offset by decreases in cash of $137 million and other current assets of $10 million. Assets held for sale is primarily composed of intangibles. Accounts receivable increased due to higher advertising revenue during the third quarter of the current year compared to the fourth quarter of the prior year and reclassification of advance bill payments to unearned revenue while inventories were higher due to timing of equipment purchases. Other current assets declined primarily due to a reduction in a tax indemnity upon resolution of the related income tax liabilities. Cash decreased as the cash outlay for investing and financing activities exceeded the funds provided by operations.

Investments and other assets increased $56 million due to the $59 million deposit paid relating to the acquisition of the non-controlling interest in the TVtropolis specialty channel and $10 million in respect of the purchase of minor investments partially offset by the sale of ABC Spark.

Property, plant and equipment increased $50 million as current year capital investment and the acquisition of Envision exceeded amortization and the impact of the sale of Mountain Cable.

Other long-term assets decreased $11 million primarily due to a decline in deferred equipment costs.

Intangibles decreased $189 million due to the sale of Mountain Cable of $245 million and reclassification of $93 million in respect of Historia and Series+ to assets held for sale partially offset by higher program rights and advances of $60 million and the recognition of $87 million in customer relationships on the acquisition of Envision. Additional investment in acquired rights and advances exceeded the amortization for the current year.

Shaw Communications Inc.

Goodwill decreased $17 million primarily due to the sale of Mountain Cable of $81 million partially offset by $68 million on the acquisition of Envision.

Current liabilities declined $46 million due to decreases in accounts payable and accruals of $11 million, income taxes payable of $16 million and current portion of long-term debt of $101 million partially offset by an increase in unearned revenue of $18 million, a promissory note of $45 million arising on the closing of the transactions with Corus and reclassification of $15 million in respect of liabilities associated with the Historia and Series+ assets held for sale. Accounts payable and accruals were lower due to fluctuations in various accruals and other liabilities. Income taxes payable declined due to tax installment payments and resolution of certain income tax liabilities which were partially offset by the current period provision. The current portion of long-term debt decreased due to the repayment of the 6.1% $450 million senior notes which were due in November 2012 partially offset by the reclassification of the 7.5% $350 million senior notes which are due in November 2013. Unearned revenue increased due to reclassification of advance bill payments from accounts receivable, timing of advance bill payments and rate increases. The liabilities associated with assets held for sale is primarily composed of deferred income taxes.

Long-term debt decreased $346 million due to the aforementioned reclassification of the 7.5% $350 million senior notes.

Other long-term liabilities decreased $320 million primarily due to the $300 million contribution to a retirement compensation arrangement trust (“the RCA”) in order to partially fund its non-contributory defined benefit pension plan and a decrease in CRTC benefit obligations partially offset by current year pension expense.

Deferred credits increased $247 million due to the $250 million received from Rogers in respect of the option to acquire the wireless spectrum licenses.

Deferred income tax liabilities, net of deferred income tax assets, increased $26 million primarily due to current year expense partially offset by the sale of Mountain Cable and the aforementioned reclassification of amounts in respect of Historia and Series+.

Shareholders’ equity increased $387 million primarily due to increases in share capital of $147 million and retained earnings of $268 million partially offset by a decrease in non-controlling interests of $27 million. Share capital increased due to the issuance of 6,592,827 Class B Non-Voting Shares under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”). As of June 15, 2013, share capital is as reported at May 31, 2013 with the exception of the issuance of a total of 14,920 Class B Non-Voting Shares upon exercise of options under the Company’s option plan subsequent to the quarter end. Retained earnings increased due to current year earnings of $635 million partially offset by dividends of $347 million and a charge of $20 million representing the difference between the consideration paid and the carrying value of the additional 20% interest acquired in Food Network Canada. Non-controlling interests decreased as their share of earnings was exceeded by the distributions declared during the period and the impact of the aforementioned change in ownership of Food Network Canada.

Shaw Communications Inc.

LIQUIDITY AND CAPITAL RESOURCES

In the current year, the Company generated $543 million of free cash flow. Shaw used its free cash flow along with cash of $137 million, the net proceeds of $589 million from the transactions with Rogers, proceeds on issuance of Class B Non-Voting Shares of $48 million and other net items of $7 million to repay the 6.1% $450 million senior notes, fund $300 million in discretionary contributions to the RCA in respect of its non-contributory defined benefit pension plan, pay common share dividends of $239 million, purchase Envision for $222 million, invest an additional net $63 million in program rights and fund $50 million of accelerated capital spend. Due to timing, the net proceeds from the Rogers transactions have been temporarily used in ongoing operations to the extent the cash was not required to fund accelerated capital investments.

On December 5, 2012 Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 20,000,000 Class B Non-Voting Shares during the period December 7, 2012 to December 6, 2013. No shares have been repurchased during the current year.

To allow for timely access to capital markets, the Company filed a short form base shelf prospectus with securities regulators in Canada and the U.S. on May 13, 2013. The shelf prospectus allows for the issue up to an aggregate $4 billion of debt and equity securities over a 25 month period.

The Company issues Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $91 million during the nine months ending May 31, 2013.

Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

CASH FLOW

Operating Activities

	Three months ended May 31,			Nine months ended May 31,
($millions Cdn)	2013	2012	Change %	2013	2012	Change %
Funds flow from operations	438	424	3.3	951	944	0.7
Net increase in non-cash working capital balances related to operations	(27)	(74)	(63.5)	(77)	(81)	(4.9)

	411	350	17.4	874	863	1.3

Funds flow from operations increased over the comparative three month period due to higher operating income before amortization adjusted for non-cash program rights expense and lower interest expense partially offset by higher current income taxes in the current period. Funds flow from operations increased over the comparative nine month period due to higher operating income before amortization adjusted for non-cash program rights expense, lower interest and current income tax expense and the settlement of the amended cross-currency interest agreements in the prior year, all of which were partially offset by the $300 million in discretionary contributions to the RCA and higher program rights purchases. The net change in non-cash working capital balances related to operations fluctuated over the comparative periods due to changes in other current assets and the timing of payment of current income taxes payable and accounts payable and accrued liabilities as well as fluctuations in accounts receivable.

Shaw Communications Inc.

Investing Activities

	Three months ended May 31,			Nine months ended May 31,
($millions Cdn)	2013	2012	Decrease	2013	2012	Decrease
Cash flow used in investing activities	(164)	(167)	3	(347)	(792)	445

The cash used in investing activities in the current quarter was comparable to the prior year as the amount received in the current quarter with respect of the transactions with Rogers of $348 million was offset by the acquisition of Envision for $222 million and higher cash outlays for capital expenditures and inventory. The cash used in investing activities decreased over the comparable nine month period due to the net receipt of $589 million in respect of the transactions with Rogers and lower cash outlays for capital expenditures partially offset by the cash outlay for the acquisition of Envision.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended May 31,		Nine months ended May 31,
($millions Cdn)	2013	2012	2013	2012
Bank credit facility arrangement costs	—	—	—	(4)
Repay 6.1% senior unsecured notes	—	—	(450)	—
Dividends	(83)	(86)	(249)	(249)
Issuance of Class B Non-Voting Shares	16	4	48	14
Distributions paid to non-controlling interests	(5)	(5)	(12)	(19)
Repayment of Partnership debt	(1)	(1)	(1)	(1)

	(73)	(88)	(664)	(259)

Shaw Communications Inc.

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

Quarter	Revenue	Operating income before amortization (1)	Net income attributable to equity shareholders(2)	Net income(3)	Basic earnings per share	Diluted earnings per share
($millions Cdn except per share amounts)
2013
Third	1,326	585	239	250	0.52	0.52
Second	1,251	538	172	182	0.38	0.38
First	1,319	601	224	235	0.50	0.49
2012
Fourth	1,210	501	129	133	0.28	0.28
Third	1,278	567	238	248	0.53	0.53
Second	1,231	493	169	178	0.38	0.38
First	1,279	566	192	202	0.43	0.43
2011
Fourth	1,181	481	81	84	0.18	0.18

(1)	See definition and discussion under Key Performance Drivers in MD&A.
(2)

In fiscal 2011, the Company discontinued construction of a traditional wireless network and results of operations were reported as discontinued operations. Net income from continuing operations attributable to equity shareholders for the fourth quarter of 2011 is $164 or $83 higher than net income attributable to equity shareholders due to the net of tax writedown of assets.

(3)	Net income attributable to both equity shareholders and non-controlling interests.

Quarterly revenue and operating income before amortization are primarily impacted by the seasonality of the Media division and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. Typically, the Media business has higher revenue in the first quarter driven by the fall launch of season premieres and high demand while the third quarter is impacted by season finales and mid season launches. Advertising revenue typically declines in the summer months of the fourth quarter when viewership is generally lower. Operating income before amortization in fiscal 2012 was also impacted by higher operating costs in the Cable division in the first and second quarters which included higher employee related costs, mainly related to bringing the new customer service centres on line, as well as higher marketing, sales and programming costs. The third and fourth quarters of 2012 benefited from improved operating income before amortization in the Cable business.

Net income has fluctuated quarter-over-quarter primarily as a result of the changes in operating income before amortization described above and the impact of the net change in non-operating items. In the third quarter of 2013, net income increased by $68 million due to increased operating income before amortization of $47 million, the gain on sale of the cablesystem in Hamilton, Ontario of $50 million and the gain on sale of the specialty channel ABC Spark of $9 million partially offset by higher income taxes of $30 million and acquisition and divestment costs of $8 million in respect of the transactions with Rogers and the acquisition of Envision. In the second quarter of 2013, net income decreased by $53 million primarily due to lower operating income before amortization of $63 million partially offset by lower income taxes of $5 million. In the first quarter of 2013, net income increased $102 million primarily due to higher operating income before amortization of $100 million. In the fourth quarter of 2012, net income decreased $115 million, primarily due to lower operating income before amortization of $66 million and increased income tax expense of $31 million. The fourth quarter also included a loss of $26 million in respect of the electrical fire at the Company’s head office offset by a pension curtailment gain of $25 million. In the third quarter of 2012, net income increased $70 million due to higher operating income before amortization of $74 million and lower amortization of $9 million partially offset by increased income tax expense of $17 million. In the second quarter of 2012, net income decreased $24 million due to a decline in operating income before amortization of $73 million partially offset by lower income tax expense of $53 million. Net income increased $118 million in the first quarter of 2012 due to the combined impact of higher operating income before amortization of $85 million and income tax expense of $18 million in the first quarter and the loss from the wireless discontinued operations of $84 million and gain on redemption of debt of $23 million recorded in the preceding quarter. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.

Shaw Communications Inc.

ACCOUNTING STANDARDS

Update to critical accounting policies and estimates

The MD&A included in the Company’s August 31, 2012 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements other than as set out below.

Adoption of recent accounting pronouncements

The Company adopted the following standards and amendments effective September 1, 2012:

(i) Employee Benefits

IAS 19, Employee Benefits (amended 2011), eliminates the existing option to defer actuarial gains and losses and requires changes from the remeasurement of defined benefit plan assets and liabilities to be presented in the statement of other comprehensive income. The significant amendments to IAS 19 which impact the Company are as follows:

•

Expected return on plan assets is replaced with interest income and calculated based on the discount rate used to measure the pension obligation; the difference between interest income and actual return on plan assets is recognized in other comprehensive income

•	Immediate recognition of past service costs when plan amendments occur regardless of whether or not they are vested

•	Plan administration costs, other than costs associated with managing plan assets, are required to be expensed

•	Expanded disclosures including plan characteristics and risks arising from defined benefit plans

The Company early adopted the amended standard with retrospective restatement effective September 1, 2012 and the impact of adoption is outlined in Note 2 of the consolidated financial statements.

Shaw Communications Inc.

(ii) Presentation of Financial Statements

IAS 1, Presentation of Financial Statements, was amended to require presentation of items of other comprehensive income based on whether they may be reclassified to the statement of income and has been applied retrospectively.

(iii) Income Taxes

IAS 12, Income Taxes (amended 2011), introduces an exception to the general measurement requirements of IAS 12 in respect of investment properties measured at fair value. The amendment had no impact on the Company’s consolidated financial statements.

2013 GUIDANCE

The Company’s preliminary view with respect to 2013 guidance was provided coincident with the release of its fourth quarter results on October 25, 2012 and subsequently updated with the release of its second quarter results on April 12, 2013. With continued positive momentum across all divisions and overall management of promotional activity and costs the Company is now further updating its guidance. The Company anticipates modest growth in consolidated revenue and operating income before amortization. During fiscal 2013 the Company plans to continue to enhance its network, provide innovative product offerings, and launch the Anik G1 satellite and expects consolidated capital investment, excluding the capital funded through the accelerated capital fund, to decline marginally from 2012 levels. The Company expects consolidated free cash flow to range from $590 to $600 million.

Certain important assumptions for 2013 guidance purposes include: continued overall customer growth; stable pricing environment for Shaw’s products relative to current rates; no significant market disruption or other significant changes in economic conditions, competition or regulation that would have a material impact; stable advertising demand and rates; and a stable regulatory environment.

See the following section entitled “Caution Concerning Forward-Looking Statements”.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Statements included in this MD&A that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to, statements about future capital expenditures, asset dispositions, financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, expansion and growth of Shaw’s business and operations and other goals and plans. They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include, but are not limited to, general economic conditions, interest and exchange rates, technology deployment, content and equipment costs, industry structure, conditions and stability, government regulation and the integration of recent acquisitions. Many of these assumptions are confidential.

Shaw Communications Inc.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within Shaw’s control, may cause Shaw’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to, general economic, market and business conditions; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; industry trends and other changing conditions in the entertainment, information and communications industries; Shaw’s ability to execute its strategic plans; opportunities that may be presented to and pursued by Shaw; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates; Shaw’s status as a holding company with separate operating subsidiaries; and other factors referenced in this report under the heading “Risks and uncertainties”. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

[millions of Canadian dollars]	May 31, 2013	August 31, 2012
ASSETS
Current
Cash	290	427
Accounts receivable	523	433
Inventories	110	102
Other current assets	79	89
Derivative instruments	3	—
Assets held for sale [note 4]	107	—

	1,112	1,051
Investments and other assets [note 4]	69	13
Property, plant and equipment	3,292	3,242
Other long-term assets	320	331
Assets held for sale	—	1
Deferred income tax assets	1	14
Intangibles	7,166	7,355
Goodwill	698	715

	12,658	12,722

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	800	811
Provisions	24	19
Income taxes payable	140	156
Unearned revenue	175	157
Promissory note [note 4]	45	—
Current portion of long-term debt [note 6]	350	451
Derivative instruments	—	1
Liabilities associated with assets held for sale [note 4]	15	—

	1,549	1,595
Long-term debt [note 6]	4,466	4,812
Other long-term liabilities [notes 2 and 11]	233	553
Provisions	9	8
Deferred credits [note 4]	882	635
Deferred income tax liabilities	1,098	1,085

	8,237	8,688
Shareholders’ equity [notes 2, 7 and 9]
Common and preferred shareholders	4,167	3,753
Non-controlling interests in subsidiaries	254	281

	4,421	4,034

	12,658	12,722

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended May 31,		Nine months ended May 31,
[millions of Canadian dollars except per share amounts]	2013	2012	2013	2012
Revenue [note 3]	1,326	1,278	3,896	3,788
Operating, general and administrative expenses [note 5]	(741)	(711)	(2,172)	(2,162)
Amortization:
Deferred equipment revenue	31	29	91	85
Deferred equipment costs	(65)	(59)	(192)	(169)
Property, plant and equipment, intangibles and other	(178)	(168)	(530)	(515)

Operating income	373	369	1,093	1,027
Amortization of financing costs – long-term debt	(1)	(1)	(3)	(3)
Interest expense	(75)	(82)	(234)	(247)
Gain on sale of cablesystem [note 4]	50	—	50	—
Acquisition and divestment costs [note 4]	(8)	—	(8)	—
Gain on sale of associate [note 4]	9	—	9	—
Gain on remeasurement of interests in equity investments	—	6	—	6
CRTC benefit obligation	—	(2)	—	(2)
Gain on derivative instruments	—	—	—	1
Accretion of long-term liabilities and provisions	(2)	(4)	(7)	(11)
Equity income from associates	—	—	—	1
Other gains (losses) [note 12]	(3)	3	(9)	(2)

Income before income taxes	343	289	891	770
Current income tax expense [note 3]	62	51	147	197
Deferred income tax expense (recovery)	31	(10)	77	(55)

Net income	250	248	667	628

Net income attributable to:
Equity shareholders	239	238	635	599
Non-controlling interests in subsidiaries	11	10	32	29

	250	248	667	628

Earnings per share [note 8]
Basic	0.52	0.53	1.40	1.34
Diluted	0.52	0.53	1.39	1.33

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended May 31,		Nine months ended May 31,
[millions of Canadian dollars]	2013	2012	2013	2012
Net income	250	248	667	628
Other comprehensive income (loss) [note 9]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	1	1	3	1
Adjustment for hedged items recognized in the period	—	—	—	(1)
Unrealized gain on available-for-sale investment	—	3	—	3
Reclassification of realized gain on available-for-sale investment	—	(3)	—	(3)

	1	1	3	—

Items that will not be subsequently reclassified to income:
Actuarial losses on employee benefit plans	—	(57)	—	(57)

	1	(56)	3	(57)

Comprehensive income	251	192	670	571

Comprehensive income attributable to:
Equity shareholders	240	182	638	542
Non-controlling interests in subsidiaries	11	10	32	29

	251	192	670	571

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Nine months ended May 31, 2013
	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2012	2,750	77	1,019	(93)	3,753	281	4,034
Net income	—	—	635	—	635	32	667
Other comprehensive income	—	—	—	3	3	—	3

Comprehensive income	—	—	635	3	638	32	670
Dividends	—	—	(256)	—	(256)	—	(256)
Dividend reinvestment plan	91	—	(91)	—	—	—	—
Shares issued under stock option plan	56	(8)	—	—	48	—	48
Share-based compensation	—	4	—	—	4	—	4
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(12)	(12)
Acquisition of non-controlling interest	—	—	(20)	—	(20)	(47)	(67)

Balance as at May 31, 2013	2,897	73	1,287	(90)	4,167	254	4,421

Nine months ended May 31, 2012
	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2011	2,633	73	728	(29)	3,405	272	3,677
Net income	—	—	599	—	599	29	628
Other comprehensive loss	—	—	—	(57)	(57)	—	(57)

Comprehensive income	—	—	599	(57)	542	29	571
Dividends	—	—	(255)	—	(255)	—	(255)
Dividend reinvestment plan	71	—	(71)	—	—	—	—
Shares issued under stock option plan	15	(1)	—	—	14	—	14
Share-based compensation	—	5	—	—	5	—	5
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(17)	(17)

Balance as at May 31, 2012	2,719	77	1,001	(86)	3,711	284	3,995

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended May 31,		Nine months ended May 31,
[millions of Canadian dollars]	2013	2012	2013	2012
OPERATING ACTIVITIES
Funds flow from operations [note 10]	438	424	951	944
Net increase in non-cash working capital balances related to operations	(27)	(74)	(77)	(81)

	411	350	874	863

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(235)	(155)	(545)	(595)
Additions to equipment costs (net) [note 3]	(26)	(32)	(102)	(137)
Additions to other intangibles [note 3]	(19)	(14)	(47)	(50)
Net addition to inventories	(2)	19	(8)	(24)
Proceeds on sale of cablesystem [note 4]	148	—	398	—
Divestment costs [note 4]	(5)	—	(5)	—
Business acquisitions, net of cash acquired [note 4]	(222)	3	(222)	3
Proceeds on wireless spectrum license option [note 4]	—	—	50	—
Refundable deposit on wireless spectrum license [note 4]	200	—	200	—
Proceeds on disposal of property, plant and equipment [note 3]	—	—	3	8
Proceeds from (additions to) investments and other assets [note 4]	(3)	12	(69)	3

	(164)	(167)	(347)	(792)

FINANCING ACTIVITIES
Increase in long-term debt	—	—	590	—
Debt repayments	(1)	(1)	(1,041)	(1)
Bank credit facility arrangement costs	—	—	—	(4)
Issue of Class B Non-Voting Shares [note 7]	16	4	48	14
Dividends paid on Class A Shares and Class B Non-Voting Shares	(80)	(83)	(239)	(238)
Dividends paid on Preferred Shares	(3)	(3)	(10)	(11)
Distributions paid to non-controlling interests in subsidiaries	(5)	(5)	(12)	(19)

	(73)	(88)	(664)	(259)

Increase (decrease) in cash before discontinued operations	174	95	(137)	(188)
Decrease in cash from discontinued operations	—	—	—	(3)

Increase (decrease) in cash	174	95	(137)	(191)
Cash, beginning of the period	116	157	427	443

Cash, end of the period	290	252	290	252

See accompanying notes

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

1. CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian communications company whose core operating business is providing broadband cable television services, Internet, Digital Phone, and telecommunications services (“Cable”); Direct-to-home satellite services and satellite distribution services (“Satellite”); and programming content (through Shaw Media). The Company’s shares are listed on the Toronto and New York Stock Exchanges.

2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company for the three and nine months ended May 31, 2013 were authorized for issue by the Board of Directors on June 27, 2013.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2012 and are expressed in millions of Canadian dollars. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2012.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

Adoption of recent accounting pronouncements

The Company adopted the following standards and amendments effective September 1, 2012.

(i) Employee Benefits

IAS 19, Employee Benefits (amended 2011), eliminates the existing option to defer actuarial gains and losses and requires changes from the remeasurement of defined benefit plan assets and liabilities to be presented in the statement of other comprehensive income. The significant amendments to IAS 19 which impact the Company are as follows:

•	Expected return on plan assets is replaced with interest income and calculated based on the discount rate used to measure the pension obligation; the difference between interest income and actual return on plan assets is recognized in other comprehensive income

•	Immediate recognition of past service costs when plan amendments occur regardless of whether or not they are vested

•	Plan administration costs, other than costs associated with managing plan assets, are required to be expensed

•	Expanded disclosures including plan characteristics and risks arising from defined benefit plans

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

The Company early adopted the amended standard with retrospective restatement which resulted in an increase in other long-term liabilities and decrease in retained earnings by $1 at August 31, 2012. There was no impact on the Company’s consolidated statements of income, comprehensive income or cash flows for 2012.

(ii) Presentation of Financial Statements

IAS 1, Presentation of Financial Statements, was amended to require presentation of items of other comprehensive income based on whether they may be reclassified to the statement of income and has been applied retrospectively.

(iii) Income Taxes

IAS 12, Income Taxes (amended 2011), introduces an exception to the general measurement requirements of IAS 12 in respect of investment properties measured at fair value. The amendment had no impact on the Company’s consolidated financial statements.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

3. BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the CEO and CFO and they review the operating performance of the Company by segments which comprise Cable, Satellite and Media. The chief operating decision makers utilize operating income before amortization for each segment as a key measure in making operating decisions and assessing performance. Shaw Media’s operating results are affected by seasonality and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. As such, operating results for an interim period should not be considered indicative of full fiscal year performance. In general, advertising revenues are higher during the first quarter and lower during the fourth quarter and expenses are incurred more evenly throughout the year. All of the Company’s reportable segments are substantially located in Canada. Information on operations by segment is as follows:

Operating information

	Three months ended May 31,		Nine months ended May 31,
	2013	2012	2013	2012
	$	$	$	$
Revenue
Cable	825	794	2,448	2,390
Satellite (1)	218	211	641	631
Media	307	295	875	836

	1,350	1,300	3,964	3,857
Intersegment eliminations	(24)	(22)	(68)	(69)

	1,326	1,278	3,896	3,788

Operating income before amortization (2)
Cable	397	377	1,186	1,106
Satellite (1)	72	76	219	216
Media	116	114	319	304

	585	567	1,724	1,626
Amortization	(212)	(198)	(631)	(599)

Operating income	373	369	1,093	1,027

Interest
Operating	75	82	233	246
Burrard Landing Lot 2 Holdings Partnership	—	—	1	1

	75	82	234	247

Current taxes
Operating	85	70	240	218
Other/non-operating	(23)	(19)	(93)	(21)

	62	51	147	197

(1)

The Satellite segment was previously reported as DTH and Satellite Services. These segments have been combined into a single operating segment for reporting purposes which is consistent with the operating segment reporting that is provided to the chief operating decision makers.

(2)

The nine month period includes the impact of an adjustment to align certain broadcast license fees with the CRTC billing period. The adjustment amounted to $7, $4 and $3 for Cable, Satellite and Media, respectively.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended May 31,		Nine months ended May 31,
	2013	2012	2013	2012
	$	$	$	$
Capital expenditures accrual basis
Cable (including corporate) (1)	245	155	536	565
Satellite (net of equipment profit)	28	—	35	4
Media	6	5	16	18

	279	160	587	587

Equipment costs (net of revenue)
Cable	10	14	35	61
Satellite	18	17	57	63

	28	31	92	124

Capital expenditures and equipment costs (net)
Cable	255	169	571	626
Satellite	46	17	92	67
Media	6	5	16	18

	307	191	679	711

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	235	155	545	595
Additions to equipment costs (net)	26	32	102	137
Additions to other intangibles	19	14	47	50

Total of capital expenditures and equipment costs (net) per
Consolidated Statements of Cash Flows	280	201	694	782
Increase (decrease) in working capital related to capital expenditures	26	(7)	—	(47)
Increase in customer equipment financing receivables	2	(2)	(10)	(14)
Less: Proceeds on disposal of property, plant and equipment	—	—	(3)	(8)
Less: Satellite equipment profit (2)	(1)	(1)	(2)	(2)

Total capital expenditures and equipment costs (net) reported by segments	307	191	679	711

(1)	The three and nine months ended May 31, 2013 includes $40 and $50, respectively, related to certain capital investments that are being funded from the accelerated capital fund.
(2)

The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

4. PURCHASE AND SALE OF ASSETS

Transactions with Rogers Communications Inc. (“Rogers”)

During the second quarter, the Company entered into agreements with Rogers to sell to Rogers its shares in Mountain Cablevision Limited (“Mountain Cable”) and grant to Rogers an option to acquire its wireless spectrum licenses as well as to purchase from Rogers its 33.3% interest in TVtropolis General Partnership (“TVtropolis”). The sale of Mountain Cable closed on April 30, 2013. The acquisition of the additional interest in TVtropolis is expected to close in the fourth quarter while the exercise of the option and the sale of the wireless spectrum licenses is still subject to regulatory approval and is expected to occur in fiscal 2015. The transactions are strategic in nature allowing the Company to use a portion of the net proceeds to accelerate various capital investments to improve and strengthen its network advantage.

The Company incurred costs of $5 in respect of the transactions with Rogers. These costs have been expensed and are included in acquisition and divestment costs in the statement of income.

Mountain Cable

Mountain Cable has approximately 40,000 video customers in its operations based in Hamilton, Ontario. It represented a disposal group within the cable operating segment and accordingly, is not presented as discontinued operations in the statement of income.

The Company received proceeds of $398 in cash on the sale of the Mountain Cable and recorded a gain of $50. The consideration may be impacted by settlement of final closing adjustments. The assets and liabilities disposed of were as follows:

$
Accounts receivable	2
Property, plant and equipment	65
Other long-term assets	3
Intangibles	245
Goodwill	81

396

Accounts payable and accrued liabilities	1
Income tax payable	1
Unearned revenue	2
Deferred credits	2
Deferred income taxes	42

48

Wireless spectrum licenses

The wireless spectrum licenses are not classified as assets held for sale due to regulatory restrictions preventing the exercise of the option and subsequent transfer of the licenses until fiscal 2015. During the second quarter, the Company received $50 in respect of the purchase price of the option to acquire the wireless spectrum licenses. The amount is recorded in deferred credits and will be included as part of the proceeds received on exercise of the option and sale of the wireless spectrum licenses, or alternatively as a gain if the option is not exercised and expires. In the current quarter, the Company received a $200 refundable deposit in respect of the option exercise price. The deposit has been recorded in deferred credits and will be included as part of the proceeds received on exercise of the option and sale of the wireless spectrum licenses or refunded to Rogers if the option is not exercised and expires.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

TVtropolis

The $59 deposit paid to acquire the non-controlling interest in TVtropolis is included in investments and other assets.

ENMAX Envision Inc. (“Envision”)

On April 30, 2013, the Company acquired Envision, a wholly-owned subsidiary of ENMAX Corporation, for $222 in cash. Envision provides telecommunication services to business customers in Calgary and the surrounding area. The purpose of the transaction is to expand on the Company’s business initiatives and enhance the profile of its telecommunications services in the competitive Calgary business marketplace.

Envision has contributed approximately $3 of revenue and $1 of net income for the one month period. If the acquisition had occurred on September 1, 2012, revenue and net income would have been approximately $25 and $8, respectively. Acquisition related costs of $3 to effect the transaction have been incurred and are included in acquisition and divestment costs in the statement of income.

The purchase price allocation is preliminary pending finalization of valuation of net assets acquired and settlement of final closing adjustments. A summary of net assets and preliminary allocation of consideration is as follows:

$
Accounts receivable	3
Other current assets	1
Property, plant and equipment	73
Intangibles (1)	87
Goodwill (2)	68

232
Accounts payable and accrued liabilities	1
Unearned revenue	2
Deferred credits	5
Deferred income tax liability	2

222

(1)	Intangibles is comprised of customer relationships and are being amortized over 15 years.
(2)

Goodwill represents the combined value of growth expectations, an assembled workforce and expected synergies and efficiencies from integrating the operations with the Company’s existing business. Goodwill of $66 is deductible for income tax purposes.

Transactions with Corus Entertainment Inc. (“Corus”)

During the current quarter, the Company entered into a series of agreements with Corus, a related party subject to common voting control, to optimize its portfolio of specialty channels. Effective April 30, 2013, the Company sold to Corus its 49% interest in ABC Spark and acquired from Corus its 20% interest in Food Network Canada. In addition, the Company has agreed to sell to Corus its 50% interest in its two French-language channels, Historia and Series+. The sale of Historia and Series+ is expected to occur in the fall of 2013.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

Food Network Canada and ABC Spark

The acquisition of an additional 20% interest in Food Network Canada increased the Company’s ownership to 71%. The difference between the consideration of $67 and carrying value of the interest acquired of $47 has been charged to retained earnings.

The Company recorded proceeds, including working capital adjustments, of $22 and and gain on sale of associate of $9 on the disposition of its 49% interest in ABC Spark.

The Company issued a non-interest bearing promissory note in an initial principal amount of $45 to satisfy the net consideration in respect of these transactions. The consideration may be impacted by settlement of final closing adjustments. The promissory note is due and payable on the earlier of the closing date of the Company’s sale of Historia and Series+ to Corus and September 30, 2013.

Historia and Series+

The assets and liabilities associated with Historia and Series+ and classified as held for sale in the statement of financial position at May 31, 2013 are as follows:

$
Accounts receivable	6
Other current assets	4
Intangibles	93
Goodwill	4

107

Accounts payable and accrued liabilities	3
Deferred income tax liability	12

15

5. OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended May 31,		Nine months ended May 31,
	2013	2012	2013	2012
	$	$	$	$
Employee salaries and benefits	224	219	665	630
Purchases of goods and services	517	492	1,507	1,532

	741	711	2,172	2,162

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

6. LONG-TERM DEBT

	May 31, 2013			August 31, 2012
	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity
	$	$	$	$	$	$
Corporate
Cdn Senior notes-
6.10% due November 16, 2012	—	—	—	450	—	450
7.50% due November 20, 2013	350	—	350	349	1	350
6.50% due June 2, 2014	598	2	600	598	2	600
6.15% due May 9, 2016	296	4	300	295	5	300
5.70% due March 2, 2017	398	2	400	397	3	400
5.65% due October 1, 2019	1,243	7	1,250	1,242	8	1,250
5.50% due December 7, 2020	496	4	500	496	4	500
6.75% due November 9, 2039	1416	34	1,450	1,416	34	1,450

	4,797	53	4,850	5,243	57	5,300

Other
Burrard Landing Lot 2 Holdings Partnership	19	—	19	20	—	20

Total consolidated debt	4,816	53	4,869	5,263	57	5,320
Less current portion (1)	350	—	350	451	—	451

	4,466	53	4,519	4,812	57	4,869

(1)	Current portion of long-term debt at May 31, 2013 includes the 7.50% senior notes due November 20, 2013 and the amount due within one year on the Partnership’s mortgage bonds.

7. SHARE CAPITAL

Changes in share capital during the nine months ended May 31, 2013 are as follows:

	Class A Shares		Class B Non-Voting Shares		Preferred Shares
	Number	$	Number	$	Number	$
August 31, 2012	22,520,064	2	421,188,697	2,455	12,000,000	293
Issued upon stock option plan exercises	—	—	2,498,230	56	—	—
Issued pursuant to dividend reinvestment plan	—	—	4,094,597	91	—	—

May 31, 2013	22,520,064	2	427,781,524	2,602	12,000,000	293

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

8. EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2013	2012	2013	2012
Numerator for basic and diluted earnings per share ($)
Net income	250	248	667	628
Deduct: net income attributable to non-controlling interests	(11)	(10)	(32)	(29)
Deduct: dividends on Preferred Shares	(4)	(4)	(10)	(11)

Net income attributable to common shareholders	235	234	625	588

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	449	441	447	440
Effect of dilutive securities (1)	2	1	2	1

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	451	442	449	441

Earnings per share ($)
Basic	0.52	0.53	1.40	1.34
Diluted	0.52	0.53	1.39	1.33

(1)

The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three and nine months ended May 31, 2013, 8,448,424 (2012 – 17,545,871) and 7,960,022 (2012 – 14,301,465) options were excluded from the diluted earnings per share calculation, respectively.

9. OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the nine months ended May 31, 2013 are as follows:

	Amount	Income taxes	Net
	$	$	$
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	4	(1)	3

Components of other comprehensive income and the related income tax effects for the three months ended May 31, 2013 are as follows:

	Amount	Income taxes	Net
	$	$	$
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	1	—	1

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

Components of other comprehensive loss and the related income tax effects for the nine months ended May 31, 2012 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	2	(1)	1
Adjustment for hedged items recognized in the period	(2)	1	(1)
Unrealized gain on available-for-sale investment	3	—	3
Reclassification of realized gain on available-for-sale investment	(3)	—	(3)

	—	—	—

Items that will not be subsequently reclassified to income
Actuarial losses on employee benefit plans	(76)	19	(57)

	(76)	19	(57)

Components of other comprehensive loss and the related income tax effects for the three months ended May 31, 2012 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	2	(1)	1
Adjustment for hedged items recognized in the period	(1)	1	—
Unrealized gain on available-for-sale investment	3	—	3
Reclassification of realized gain on available-for-sale investment	(3)	—	(3)

	1	—	1

Items that will not be subsequently reclassified to income
Actuarial losses on employee benefit plans	(76)	19	(57)

	(75)	19	(56)

Accumulated other comprehensive loss is comprised of the following:

	May 31, 2013	August 31, 2012
	$	$
Items that may subsequently be reclassified to income
Fair value of derivatives	2	(1)
Items that will not be subsequently reclassified to income
Actuarial losses on employee benefit plans	(92)	(92)

	(90)	(93)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

10. STATEMENTS OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from operations

	Three months ended May 31,		Nine months ended May 31,
	2013	2012	2013	2012
	$	$	$	$
Net income	250	248	667	628
Adjustments to reconcile net income to funds flow from operations:
Amortization	213	199	634	602
Program rights	2	(6)	(63)	(55)
Deferred income tax expense (recovery)	31	(10)	77	(55)
Equity income from associates	—	—	—	(1)
CRTC benefit obligation	—	2	—	2
CRTC benefit obligation funding	(13)	(10)	(37)	(31)
Gain on sale of cablesystem [note 4]	(50)	—	(50)	—
Divestment costs [note 4]	5	—	5	—
Gain on remeasurement of interests in equity investments	—	(6)	—	(6)
Gain on sale of associate [note 4]	(9)	—	(9)	—
Share-based compensation	1	1	3	4
Defined benefit pension plans	3	3	(292)	11
Gain on derivative instruments	—	—	—	(1)
Realized loss on settlement of derivative instruments	—	—	—	(7)
Accretion of long-term liabilities and provisions	2	4	7	11
Settlement of amended cross-currency interest rate agreements	—	—	—	(162)
Other	3	(1)	9	4

Funds flow from operations	438	424	951	944

(ii)	Interest and income taxes paid and classified as operating activities are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2013	2012	2013	2012
	$	$	$	$
Interest	117	131	283	295
Income taxes	4	53	135	169

(iii)	Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended May 31,		Nine months ended May 31,
	2013	2012	2013	2012
	$	$	$	$
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	34	24	91	71
Issuance of promissory note:
Transactions with a related party [note 4]	45	—	45	—

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2013 and 2012

[all amounts in millions of Canadian dollars, except share and per share amounts]

11. OTHER LONG-TERM LIABILITIES

During the first quarter, the Company’s non-contributory defined pension plan became partially funded as the Company made discretionary contributions of $300 to a Retirement Compensation Arrangement Trust.

12. OTHER GAINS (LOSSES)

Other gains (losses) generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. The category also includes amounts in respect of the electrical fire and resulting water damage to Shaw Court that occurred during the fourth quarter of fiscal 2012. During the current year, the Company received insurance advances of $5 related to its claim for costs that were incurred in the fourth quarter of fiscal 2012 and incurred additional costs of $12 in respect of ongoing recovery activities.

13. SUBSEQUENT EVENT

On June 11, 2013, the CRTC approved the Company’s acquisition of Rogers’ 33.3% interest in TVtropolis. The sale is expected to close during the fourth quarter.